UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

04048950

Act ICA
Section 31(a)
Rule 31a-2
Public Availability 11/10/04

November 10, 2004

By Facsimile and U.S. Mail

PROCESSED
NOV 24 2004
THOMSON
FINANCIAL

Elizabeth R. Krentzman, Esq.
General Counsel
Investment Company Institute
1401 H Street, NW
Washington, DC 20005

Re: Application of Rule 38a-1 to a Closed-End Investment Company's Principal Underwriters

Dear Ms. Krentzman:

In your letter dated September 17, 2004, you request assurances that we will not recommend an enforcement action to the Commission under Rule 38a-1 of the Investment Company Act of 1940 (the "Act") against a closed-end investment company (a "closed-end fund") if its board of directors does not approve and annually review the compliance policies and procedures of its principal underwriters as required by Rule 38a-1.[1]

As your letter explains, Rule 38a-1 requires a board of directors of a registered investment company, including a closed-end fund, to review and approve the compliance policies and procedures of each service provider, including each principal underwriter of the fund. In your letter, you state that most closed-end funds offer shares to the public through an underwriting syndicate that enters into an underwriting agreement with the fund immediately prior to the effective date of the fund's registration statement, at which point the syndicate members become the fund's principal underwriters. You further state that the underwriting syndicate dissolves after the fund shares are sold to the public and the fund commences operations, which is typically three days after the effective date of the fund's registration statement. You assert that application of Rule 38a-1 to a principal underwriter of closed-end fund is unnecessary because a principal underwriter and a closed-end fund do not have an ongoing relationship, and further that it would be difficult and burdensome for a closed-end fund to comply with the board approval requirements of Rule 38a-1 due to a large number of principal underwriters in a typical syndicate, which you state ranges from 10-50 firms.

[1] Unless otherwise noted, all references to statutory sections and to rules are to the Investment Company Act of 1940 [15 U.S.C. 80a] and the regulations promulgated thereunder.

Rule 38a-1 requires each investment company to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws by the investment company, including policies and procedures that provide for the oversight of compliance by each adviser, principal underwriter, administrator, and transfer agent of the investment company. The rule also requires that each investment company annually review the adequacy of the compliance policies and procedure of the investment company's investment advisers, principal underwriters, administrators, and transfer agents.[2] The investment company's chief compliance officer must also annually review these service providers' policies and procedures, reporting to the board on their operation and any material changes.

In all instances, other than the one addressed by your letter, the rule requires an investment company to oversee the compliance of service providers that provide ongoing services to the investment company. Advisers, administrators, transfer agents, and, with respect to an open-end fund, the principal underwriter all provide ongoing services to the investment company. The definition of investment adviser in Section 2(a)(20) and incorporated into the rule is limited to those investment advisers that "regularly furnish investment advice" to the investment company.[3] As a result, Rule 38a-1 does not require an investment company's compliance policies and procedures to cover an investment adviser that, for example, provides an isolated research report to the investment company or its adviser. An annual review of the adequacies of such an adviser's policies and procedures would not be very useful. An annual review of the many advisers that may provide the investment company with similar limited services would be very burdensome.

We believe that Rule 38a-1 was intended to require investment companies to adopt and implement written policies designed to prevent violation of the federal securities laws by service providers, including principal underwriters, who provide ongoing services to investment companies.[4] Therefore, based on the facts and representations in your letter, and without necessarily agreeing with your analysis, we would not recommend enforcement action to the Commission under Rule 38a-1 against a closed-end fund if the fund does not comply with the provisions of the rule concerning principal underwriters with respect to any principal underwriter of the fund that does not undertake regularly to serve or act as a principal underwriter for the fund. This response expresses the Division's position on enforcement action only and does not

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2 Compliance Programs of Investment Companies and Investment Advisers, Investment Company Act Release No. 26299 (Dec. 17, 2003) [68 FR 7471 (Dec. 24, 2003)], at note 29 and accompanying text.

3 *See* Section 2(a)(20) (definition of "investment adviser"); Rule 0-1(b) (terms used in Investment Company Act rules shall have the meaning defined in the Act unless otherwise specifically provided).

4 We note that, effective December 1, 2004, NASD Rule 3013 will require its members, including its members who are principal underwriters, to appoint a Chief Compliance Officer and to certify annually that it has "processes in place to establish, maintain, review, test and modify written supervisory procedures reasonably designed to achieve compliance with applicable NASD rules, MSRB rules and federal securities laws and regulations ..." Order Approving Proposed Rule Change and Amendment Nos. 1 and 2 Thereto by the National Association of Securities Dealers, Inc. Relating to the Chief Executive Officer Certification and Designation of Chief Compliance Officer, Securities Exchange Act Release No. 50347 (Sept. 10, 2004) [69 FR 56107 (Sept. 17, 2004)].

purport to express any legal conclusion on the issue presented. Because this position is based on the facts and representations in your letter, you should note that any different facts and circumstances may require a different conclusion.

Sincerely,

Robert E. Plaze
Associate Director

September 17, 2004

HAND DELIVERY

Robert E. Plaze, Esquire
Associate Director
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0506

Re: No-Action Request Regarding Application of the Compliance Rule (Rule 38a-1) to Closed-End Fund Underwriting Syndicate Members

Dear Mr. Plaze:

The Investment Company Institute[1] is writing to seek assurances from the staff of the Division of Investment Management that it will not recommend any enforcement action to the Securities and Exchange Commission under Rule 38a-1 under the Investment Company Act of 1940 in the circumstances described in this letter. As discussed below, the application of Rule 38a-1 to closed-end fund syndicate members raises serious practical issues without providing corresponding benefits.

Background

Most closed-end funds offer shares to the public through an underwriting syndicate.[2] Immediately prior to the effective date of the fund's registration statement under the Securities Act, the fund and the final group of syndicate members enter into an underwriting agreement at which time the syndicate members become principal underwriters of the fund.[3]

[1] The Investment Company Institute is the national association of the American investment company industry. More information about the Institute is included at the end of this letter.

[2] Prior to the public offering of a fund's shares and before the fund commences operations, due diligence regarding the fund is performed by one or more prospective syndicate members, filings are made with the SEC under the Securities Act of 1933 and the Investment Company Act, and shares are marketed on the basis of a preliminary prospectus. This period may be long or short depending on the nature of the fund and would likely be very brief in the case of an offering that is not an IPO, including, for example, an offering of preferred stock.

[3] Section 2(a)(29) of the Investment Company Act defines a principal underwriter of or for a closed-end fund, in part, as any underwriter who, in connection with a primary distribution of securities, is in privity of contract with the fund or an affiliate of the fund.

Underwriting syndicates typically consist of 10 to 50 participants, and pursuant to the underwriting agreement agree to purchase from the fund a fixed number of shares at a fixed price. Once the registration statement is declared effective, the syndicate members resell their shares to investors and the fund commences operations. The settlement of an offering generally occurs within three days of effectiveness, at which time the underwriters' obligations are satisfied and the syndicate dissolves.

Discussion

Rule 38a-1 requires all registered investment companies to implement written policies and procedures reasonably designed to prevent violations of the federal securities laws. The policies and procedures must provide for the oversight of certain fund service providers, including "principal underwriters." [4] As a technical matter, this includes closed-end fund syndicate members.

In our view, it is unnecessary for closed-end funds to comply with Rule 38a-1 with respect to their syndicate members because closed-end fund syndicate members do not have an ongoing relationship with the fund after its shares are sold to investors and the fund commences operations. In addition, it will be extremely difficult for closed-end funds to comply with Rule 38a-1 because of the large number of syndicate members involved and because the precise make-up of the underwriting syndicate often is not finalized until the pricing date. Compliance will be burdensome whether a fund publicly offers its shares once, once every several years, or is in a fund complex that brings multiple closed-end funds to market during the course of a year. Consequently, it will be virtually impossible for closed-end funds to develop a manageable process for obtaining and evaluating each syndicate member's compliance policies and procedures and presenting appropriate information to the fund's board to allow the board to approve the policies and procedures in a timely manner.[5]

Given the limited nature of the relationship that syndicate members have with a closed-end fund and the brevity of this relationship, we do not believe that applying Rule 38a-1 to closed-end fund syndicate members would provide any benefit. [6]

Conclusion

For these reasons, we request that the Commission staff provide no-action relief under Rule 38a-1 if a fund complies with the provisions of the rule concerning principal underwriters

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[4] Rule 38a-1 requires the fund's board to approve the policies and procedures of the fund and each service provider. Also, the fund must annually review the adequacy of these policies and procedures and the effectiveness of their implementation.

[5] Requiring closed-end funds to comply with Rule 38a-1 with respect to their syndicate members also could have an unintended chilling effect on the willingness of prospective underwriters to participate in closed-end fund underwritings.

[6] We request relief with respect to all members of a closed-end fund underwriting syndicate, regardless of whether they are affiliated with the fund or the fund's investment adviser. Such relief is appropriate because the limited and brief role described above is the same for all syndicate members, including affiliated syndicate members.

with respect to any "person who undertakes regularly to serve or act . . . as principal underwriter."[7] While this approach will exclude members of a closed-end fund underwriting syndicate from the scope of Rule 38a-1, it will continue to require compliance oversight of principal underwriters who do have an ongoing and continuous relationship with a fund (*i.e.*, those who undertake regularly to serve or act as a principal underwriter for that fund).[8]

* * *

We appreciate your prompt consideration of this request. If you have any questions or need additional information, please contact me at 202/326-5815 or Dorothy Donohue at 202/218-3563.

Sincerely,

Elizabeth R. Krentzman
General Counsel

cc: Jamey Basham
Special Counsel
Office of Investment Adviser Regulation

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[7] *See* Section 15(c) of the Investment Company Act (which requires that a fund's independent directors approve a contract pursuant to which a person undertakes *regularly* to serve as principal underwriter).

[8] Section 2(a)(20) of the Investment Company Act provides that an "investment adviser" of an investment company is any person ...who pursuant to contract with such company *regularly* furnishes advice to such company" with respect to investing (emphasis added). Therefore, to be considered an investment adviser of an investment company subject to Rule 38a-1, one must regularly furnish investment advice to that company. By granting our request, the staff will make consistent the treatment of principal underwriters and investment advisers under Rule 38a-1 (*i.e.*, applying it to those investment advisers and principal underwriters that regularly provide services to the fund).

About the Investment Company Institute

The Investment Company Institute's membership includes 8,600 open-end investment companies ("mutual funds"), 630 closed-end investment companies, 135 exchange-traded funds and 5 sponsors of unit investment trusts. Its mutual fund members manage assets of about $7.351 trillion. These assets account for more than 95% of assets of all U.S. mutual funds. Individual owners represented by ICI member firms number 86.6 million as of mid 2003, representing 50.6 million households.